UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	August 2009

SEC File No. 000-53294

ANIMAS RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Press Releases: August 14, 2009; August 26, 2009

2. NI43-101 Technical Report, Santa Gertrudis Gold Project, dated May 1, 2009

   Consent of Qualified Person, Steven Ristorcelli, dated June 5, 2009

3. Interim Financial Statements: Six Months Ended 5/30/2008

   Form 52-109F2: CEO Certification of Interim Filings

   Form 52-109F2: CFO Certification of Interim Filings

   Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F                        Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd. -- SEC File No. 000-53294 (Registrant)

Date: August 27, 2009	/s/ Winnie Wong
Winnie Wong, Chief Financial Officer